State Street Master Funds

State Street Institutional Investment Trust

P.O. Box 5049

Boston, Massachusetts 02206

September 9, 2014

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	State Street Institutional Investment Trust – SEC File No. 333-30810 and 811-09819 (the “Registrant”)

Dear Ms. Hui:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the registration statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-266363) with the Securities and Exchange Commission (the “Commission”) on July 11, 2014 (the “Registration Statement Amendment”), to register Class G to the State Street Institutional U.S. Government Money Market Fund (the “Fund”) of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on August 26, 2014.

Below are the Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Prospectus Comments

1.	The Staff notes that the Fund has agreed, subject to certain limitations, to reimburse SSgA Funds Management, Inc. (“SSgA FM”) for the full dollar amount of any voluntarily waiver of SSgA FM’s fees or any reimbursed expenses necessary to avoid a negative yield incurred after October 1, 2012, as described in the footnote to the Fees and Expenses Table in the prospectus (the “Voluntary Reduction”). The Staff requests that the Registrant confirm the following: (1) that it is the Registrant’s practice to record a receivable on the Fund’s balance sheet once the Fund returns a positive yield; (2) that the recoupment rights of SSgA FM are limited to a three year look-back period; and (3) the Registrant’s intent, if any, to supplement the registration statement upon the commencement of SSgA FM’s recoupment of any waived fees or reimbursed expenses.

Response: The Registrant confirms its practice to record a receivable on the Fund’s balance sheet once the Fund returns a positive yield and that SSgA FM’s recoupment rights of any waived fees or reimbursed expenses are limited to a three year look-back period. Whether or not the Registrant supplements its prospectus in connection with any waived fees or reimbursed expenses would depend on the facts and circumstances present at that time. The Registrant will disclose in each shareholder report any amounts of waived fees or reimbursed expenses that are subject to a claw-back by SSgA FM.

2.	The Staff requests that, in light of the Commission’s 2014 adoption of amendments to Rule 2a-7 of the Investment Company Act of 1940, as amended, that the Registrant considers amending disclosure relating to “Money Market Fund Regulatory Risk”.

Response: The requested change has been made.

Please contact me at (617) 662-1742 or djames@statestreet.com if you have any questions.

Sincerely,

/s/ David James
David James

EXHIBIT

September 9, 2014

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hui

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE:	State Street Institutional Investment Trust – SEC File No. 333-30810 and 811-09819 (the “Registrant”)

Dear Ms. Hui:

In connection with the applicable Filing, the Registrant hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in its Filing;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on August 26, 2014. Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James

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